January 27, 2020

VIA EDGAR

Kevin Dougherty, Attorney-Advisor

Loan Lauren Nguyen, Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

RE:	Cleveland-Cliffs Inc.

Registration Statement on Form S-4

Filed January 8, 2020

File No. 333-235855

Ladies and Gentlemen:

Cleveland-Cliffs Inc., an Ohio corporation (the “Company,” “we,” “us,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 24, 2020 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-4 (File No. 333-235855), filed on January 8, 2020 (the “Registration Statement”).

Simultaneously herewith, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff set forth in the Comment Letter. Amendment No. 1 also includes other changes that are intended to update, and clarify the information contained therein.

Below are the Company’s responses. For the convenience of the Staff, the italicized numbered items set forth below correspond with the comments contained in the Comment Letter. Page references in the text of this response letter correspond to page numbers in Amendment No. 1 unless otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

Form S-4 filed January 8, 2020

Unaudited Forecasted Financial Information, page 111

1.    Please revise your disclosure regarding the various financial projections provided by the management of Cliffs and AK Steel, that were made available to the Cliffs board, the AK Steel board and their respective financial advisors to disclose, and quantify as

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

January 27, 2020

appropriate, the material assumptions underlying these projections and estimates. In this regard, for example, you disclose on page 111 that in some cases you used different assumptions, including prices of certain commodities utilized in each company’s businesses. We note disclosure that various forecasts included adjustments to the macro-economic input assumptions, including assumptions for potential steel, energy and raw material prices.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on pages 113 through 118 to disclose, and quantify as appropriate, the material assumptions underlying the various financial projections provided by the management of Cliffs and AK Steel, that were made available to the Cliffs board, the AK Steel board and their respective financial advisors as described in the Registration Statement.

Certain Expected Synergies, page 118

2.    We note disclosure that AK Steel and Cliffs jointly prepared certain unaudited synergy estimates that were projected by Cliffs and AK Steel management to result from the Merger and be realized by the combined company for the fiscal years ending December 31, 2020 through December 31, 2024. AK Steel management then adjusted these jointly prepared synergy estimates to assume a longer timeframe for the projected synergies, as well as assumptions with respect to the cost and time frame to achieve such synergies by the combined company. Please revise to disclose the material assumptions underlying the estimated synergies.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on pages 120 and 121 to disclose the material assumptions underlying the estimated synergies.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

January 27, 2020

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (216) 694-5504.

Sincerely,

/s/ James D. Graham

James D. Graham
Executive Vice President, Chief Legal Officer
& Secretary